                      Securities and Exchange Commission
                            Washington, D.C. 20549




                                   Form 6-K




                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d/16 of
                      the Securities Exchange Act of 1934



                                  April 2002





                                  AEGON N.V.





                                 50 AEGONplein
                               2591 TV THE HAGUE
                                The Netherlands

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AEGON's press release, dated April 18, 2002, is included as Appendix and incorporated herein by reference.



                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                AEGON N.V.
                                                --------------------------------
                                                (Registrant)





Date: April 18, 2002                        By  E. Lagendijk
                                                --------------------------------
                                                E. Lagendijk
                                                Senior Vice President and
                                                General Counsel